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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                             SEC File No.
                                                    ----------------------------
                                                             000-23483
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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
(CHECK ONE):  /X/ Form 10-K   / / Form 11-K   / / Form 20-F   / / Form 10-Q   / / Form N-SAR

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                   For the period ended:         June 30, 2000
                                         ----------------------------

                         READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

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Full name of registrant:     Color Spot Nurseries, Inc.
                             -----------------------------------------------------------------------------------------

Former name if applicable:      N/A
                                --------------------------------------------------------------------------------------

Address of principal executive office (STREET AND NUMBER):    3478 Buskirk Avenue
                                                              --------------------------------------------------------

City, state and zip code:    Pleasant Hill, California 94523
                             -----------------------------------------------------------------------------------------

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                                     PART II
                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated withoutt unreasonable delay or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will
/X/ be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reason why Form 10-K, 20-F, 11-K, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The Registrant has recently completed the waiver and amendment of its $70 million credit facility. The Company needs additional time to incorporate the waiver into its Form 10-K. The Registrant's efforts to refinance its debt have taken a great deal of time and have delayed filing of the Form 10-K.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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
         Steven S. Siegel and J. David Hershberger                    (303)                     223-1100
         ----------------------------------------------------    ----------------   ---------------------------------
                               (Name)                              (Area Code)             (Telephone Number)

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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                 /X/ Yes                 / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 /X/ Yes                 / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           The Registrant expects to recognize a net loss of
                  approximately $13 million for the fiscal year ended June 30, 2000 primarily due to under-performing facilities, inefficiencies driven by changes in the level and mix of the production plan and cost structure expansions related to further decentralization. The inefficiencies were evident in materials and labor impacting gross margins and the impact of further decentralization became evident in selling, general and administrative expenses. The inefficiencies resulted in a decline in gross margin to approximately 38% for the year ended June 30, 2000, down from approximately 43% during the last year.



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                           Color Spot Nurseries, Inc.
--------------------------------------------------------------------------------
                       (NAME OF REGISTRANT AS SPECIFIED IN
                                    CHARTER)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

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
Date:      September 29, 2000                           By:     /s/ Joseph  P. O'Neill
           ------------------------------                       ------------------------------------------------------
                                                                Joseph P. O'Neill
                                                                Executive Vice President, Chief Operating Officer
                                                                and Chief Financial Officer

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         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.